Exhibit 5

[graphic omitted]
McAfee & Taft
A Professional Corporation
10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, OK 73102-7103
(405) 235-9621 - Fax (405) 235-0439 www.mcafeetaft.com


                                 August 16, 2006



The Beard Company
Enterprise Plaza, Suite 320
5600 North May Avenue
Oklahoma City, OK 73112

                             Re: The Beard Company 2005 Deferred Compensation Plan; The Beard Company 2006 Stock Option Plan

Ladies and Gentlemen:

     We have examined the Registration Statement on Form S-8 to be filed by The Beard Company (the "Company") with the Securities and Exchange Commission in connection with the proposed issuance of up to 100,000 shares of its common stock, par value $0.0006665 per share (the "Common Stock"), pursuant to the terms of the The Beard Company 2005 Deferred Compensation Plan and the proposed issuance of up to 200,000 shares of Common Stock pursuant to the terms of The Beard Company 2006 Stock Option Plan (collectively, the "Plans").

     We have also examined the Company's Restated Certificate of Incorporation, Bylaws, the Plans, resolutions of the Board of Directors and stockholders of the Company and such other Company records, instruments, certificates and documents as we considered necessary or appropriate to enable us to express this opinion.

     Based upon the foregoing, we are of the opinion that the Common Stock to be issued under the Plans has been duly authorized for issuance and, when issued and delivered in accordance with the respective Plans, will constitute validly issued, fully paid and nonassessable shares of the Company.

     We consent to the filing of this opinion as an exhibit to the Registration Statement.


                                   Very truly yours,

                                   /s/ McAFEE TAFT A PROFESSIONAL CORPORATION